UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 25, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG First Quarter 2019 Report, which appears immediately following this page.

31 March 2019 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group AG consolidated
6	Section 1	Key metrics
8	Section 2	Risk-weighted assets
12	Section 3	Going and gone concern requirements and eligible capital
14	Section 4	Leverage ratio
17	Section 5	Liquidity coverage ratio

UBS AG consolidated
20	Section 1	Key metrics

Significant regulated subsidiaries and sub-groups
22	Section 1	Introduction
22	Section 2	UBS AG standalone
26	Section 3	UBS Switzerland AG standalone
32	Section 4	UBS Europe SE consolidated
33	Section 5	UBS Americas Holding LLC consolidated

Contacts

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Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from
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Hong Kong +852-2971 8200
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The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
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sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
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sh-shareholder-services@ubs.com

+41-44-235 6652

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inquiries in the US.

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Introduction and basis for preparation

Introduction and basis for preparation

Scope and location of Basel III Pillar 3 disclosures

The Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group AG and UBS AG on a consolidated basis, as well as prudential key figures and regulatory information for our significant regulated subsidiaries and sub-groups. These Pillar 3 disclosures are supplemented by specific additional requirements of the Swiss Financial Market Supervisory Authority (FINMA) and voluntary disclosures on our part.

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 31 March 2019 for UBS Group AG consolidated is provided in the “Capital management” section of our first quarter 2019 report under “Quarterly reporting” at www.ubs.com/investors.

Capital and other regulatory information as of 31 March 2019 for UBS AG consolidated is provided in the UBS AG first quarter 2019 report, which will be available as of 30 April 2019 under “Quarterly reporting” at www.ubs.com/investors, and, additionally, in the “KM1: Key metrics“ table for UBS AG consolidated on page 20 in this report.

Following the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE, which became legally effective on 1 March 2019, UBS Europe SE is subject to direct supervision by the European Central Bank and is considered a significant regulated subsidiary. Therefore we include the regulatory information of UBS Europe SE consolidated in this report for the first time, and no longer include UBS Limited standalone information.

In addition, we are also required to disclose certain regulatory information for UBS AG standalone, UBS Switzerland AG standalone and UBS Americas Holding LLC consolidated. This information is provided in the “Significant regulated subsidiaries and sub-groups” sections of this report.

Local regulators may also require publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements for the first quarter of 2019

This Pillar 3 report has been prepared in accordance with FINMA Pillar 3 disclosure requirements (FINMA circular 2016 / 01 “Disclosure – banks”) issued on 16 July 2018, the underlying Basel Committee on Banking Supervision (BCBS) guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

The legal entities UBS AG and UBS Switzerland AG are subject to standalone capital adequacy, liquidity and funding, and disclosure requirements defined by FINMA. This information is provided in the “Significant regulated subsidiaries and sub-groups” section of this report.

Changes to Pillar 1 requirements

As of 1 January 2019, we became subject to the revised capital adequacy ordinance (CAO) and the banking ordinance (BO), with no material effect on UBS as the changes were largely previously implemented by too big to fail-related decrees.

Changes to Pillar 3 disclosure requirements

The “KM2: Key metrics – TLAC requirements (at resolution group level)” table is published for the first time effective as of 31 March 2019, in line with BCBS and FINMA requirements. The table is only to be provided for UBS Group AG, the ultimate parent entity of the defined UBS resolution group, to which, in case of resolution, resolution tools (e.g., a bail-in) are expected to be applied.

Significant BCBS and FINMA consultation papers relating to Pillar 3

Leverage ratio treatment of client cleared derivatives

The BCBS consultation on the leverage ratio treatment of client cleared derivatives was closed in January 2019, seeking feedback as to whether or not the leverage ratio treatment of client cleared derivatives under the Basel III finalization of the capital framework issued in December 2017 should be amended to allow cash and non-cash initial margin received from a client to offset the potential future exposure or to align existing treatment with the standardized approach for measuring counterparty credit risk exposures. The final standards have not yet been announced.

Revisions to leverage ratio disclosure requirements

In response to particular concerns regarding “window-dressing” (i.e., engaging in temporary reductions in market activity to effect artificial reductions in leverage ratio requirements), BCBS issued a consultation paper in December 2018 on mandating the additional disclosure of leverage ratio exposure amounts of securities financing transactions, derivative replacement costs and central bank reserves, all to be calculated using daily averages over the reporting quarter. The consultation period ended in March 2019 and final standards are awaited.

Revised gone concern capital requirements in Switzerland

In April 2019, the Swiss Federal Department of Finance issued a revised Capital Adequacy Ordinance for consultation. Among other items, the proposal introduces gone concern capital requirements for Swiss-based legal entities of global systemically important banks. Under the proposal, UBS AG would be subject to a gone concern capital requirement on its third-party exposure on a standalone basis, as well as to an additional gone concern capital buffer requirement on its consolidated exposure. UBS Switzerland AG would continue to be required to maintain gone concern capital. These gone concern requirements would become effective on 1 January 2020 and the buffer would be phased in in full between 1 January 2021 and 1 January 2024.

The proposal also caps the maximum gone concern rebate relevant for UBS Group AG consolidated and UBS AG at 1.25% of total exposure, compared with a maximum rebate level of 2.0% under the current regime.

Finally, the eligibility of bail-in bonds with a remaining maturity between one and two years would increase, from 50% under the current regime to 100% effective 1 January 2020; however, their share in total gone concern capital would be capped at 20%.

Based on our initial assessment, we would expect that when fully phased in on 1 January 2024, UBS would be required to maintain a gone concern leverage ratio of around 100 basis points higher than otherwise needed to meet the Group requirements.

→   Refer to the “Capital management” section of our Annual Report 2018 for information on the current capital requirements

Format, frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure. We generally provide quantitative comparative information for all disclosures as of 31 December 2018. For more information on disclosure frequency, refer to our 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors.

UBS Group AG consolidated

UBS Group AG consolidated

Section 1  Key metrics

Key metrics of the first quarter of 2019

The KM1 and KM2 tables below are based on Basel Committee on Banking Supervision (BCBS) Basel III phase-in rules. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (FSB). This term sheet is available on the FSB website, at http://www.fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the first quarter of 2019, our common equity tier 1 (CET1) capital increased by USD 0.5 billion to USD 34.7 billion, primarily as a result of higher operating profit before tax, partly offset by accruals for capital returns to shareholders. Tier 1 capital increased by USD 3.2 billion due to the issuance of a USD 2.5 billion high-trigger additional tier 1 capital instrument and the aforementioned CET1 capital increase.

The TLAC available as of 31 March 2019 includes CET1 capital, additional tier 1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income, which is measured for regulatory capital at the lower of cost or market value. This amount was negligible as of 31 March 2019 but included as available TLAC in the KM2 table.

A senior unsecured debt instrument denominated in Swiss francs, the equivalent of USD 0.4 billion, was issued during the quarter, and qualifies as non-regulatory capital elements of TLAC.

Risk-weighted assets (RWA) increased by USD 3.8 billion to USD 267.6 billion, mainly due to increases of USD 5.4 billion in credit risk RWA, USD 2.8 billion in operational risk RWA and USD 2.5 billion in counterparty credit risk RWA, partly offset by a decrease of USD 7.0 billion in market risk RWA. Leverage ratio exposure increased by USD 6 billion to USD 911 billion, mainly driven by on-balance sheet exposures (excluding derivative exposures and securities financing transactions).

KM1: Key metrics
USD million, except where indicated
		31.3.19	31.12.18	30.9.18	30.6.18	31.3.18
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	34,658	34,119	34,816	34,116	34,774
1a	Fully loaded ECL accounting model	34,613	34,071	34,816	34,116	34,774
2	Tier 1	49,436	46,279	45,972	45,353	46,180
2a	Fully loaded ECL accounting model Tier 1	49,391	46,231	45,972	45,353	46,180
3	Total capital	56,148	52,981	52,637	52,450	54,972
3a	Fully loaded ECL accounting model total capital	56,103	52,933	52,637	52,450	54,972
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	267,556	263,747	257,041	254,603	266,169
4a	Total risk-weighted assets (pre-floor)	267,556	263,747	257,041	254,603	266,169
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	12.95	12.94	13.55	13.40	13.06
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	12.94	12.92	13.55	13.40	13.06
6	Tier 1 ratio (%)	18.48	17.55	17.89	17.81	17.35
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	18.46	17.53	17.89	17.81	17.35
7	Total capital ratio (%)	20.99	20.09	20.48	20.60	20.65
7a	Fully loaded ECL accounting model total capital ratio (%)	20.97	20.07	20.48	20.60	20.65
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	1.88	1.88	1.88	1.88
9	Countercyclical buffer requirement (%)	0.10	0.08	0.05	0.06	0.03
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.21	0.21	0.21	0.20	0.19
10	Bank G-SIB and/or D-SIB additional requirements (%)	1.00	0.75	0.75	0.75	0.75
11	Total of bank CET1 specific buffer requirements (%)	3.60	2.71	2.68	2.68	2.65
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	8.45	8.44	9.05	8.90	8.56
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	910,993	904,598	915,066	910,383	925,651
14	Basel III leverage ratio (%)[1]	5.43	5.12	5.02	4.98	4.99
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.42	5.11	5.02	4.98	4.99
Liquidity coverage ratio
15	Total HQLA	186,038	173,389	176,594	183,202	192,864
16	Total net cash outflow	121,521	127,352	130,750	127,324	141,910
17	LCR ratio (%)	153	136	135	144	136
1 Based on BCBS Basel III phase-in rules.

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		31.3.19	31.12.18	30.9.18	30.6.18	31.3.18
1	Total loss-absorbing capacity (TLAC) available	87,477	83,740	81,711	82,211	83,079
1a	Fully loaded ECL accounting model TLAC available	87,433	83,692	81,711	82,211	83,079
2	Total RWA at the level of the resolution group	267,556	263,747	257,041	254,603	266,169
3	TLAC as a percentage of RWA (%)	32.69	31.75	31.79	32.29	31.21
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	32.68	31.73	31.79	32.29	31.21
4	Leverage ratio exposure measure at the level of the resolution group	910,993	904,598	915,066	910,383	925,651
5	TLAC as a percentage of leverage ratio exposure measure (%)	9.60	9.26	8.93	9.03	8.98
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model Leverage exposure measure (%)	9.60	9.25	8.93	9.03	8.98
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS Group AG consolidated level.

UBS Group AG consolidated

Section 2  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our RWA are calculated according to the BCBS Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by the Swiss Financial Market Supervisory Authority (FINMA).

For information on the measurement of risk exposures and RWA, refer to pages 9–12 of the 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors.

RWA development in the first quarter of 2019

The “OV1: Overview of RWA” table on the next page provides an overview of RWA and the related minimum capital requirements by risk type.

During the first quarter of 2019, RWA increased by USD 3.8 billion to USD 267.6 billion, mainly due to increases of USD 5.4 billion in credit risk RWA, USD 2.8 billion in operational risk RWA and USD 2.5 billion in counterparty credit risk RWA, partly offset by a decrease of USD 7.0 billion in market risk RWA.

Credit risk RWA from exposures under standardized approach increased by USD 3.0 billion, mainly driven by a USD 3.5 billion increase from the adoption of IFRS 16, Leases.

Operational risk RWA increased by USD 2.8 billion to USD 80.3 billion as of 31 March 2019, as model inputs in the advanced measurement approach (AMA) model were updated during the quarter to reflect developments related to litigation on the cross-border matter.

The flow tables on the subsequent pages provide further detail on the movements in credit risk RWA from exposures under the advanced internal ratings-based approach as well as in counterparty credit risk and market risk RWA in the first quarter of 2019. More information on capital management and RWA, including detail on movements in RWA during the first quarter of 2019, is provided on pages 52–53 of our first quarter 2019 report under “Quarterly reporting” at www.ubs.com/investors.

OV1: Overview of RWA
USD million		RWA		Minimum capital requirements[1]
		31.3.19	31.12.18	31.3.19
1	Credit risk (excluding counterparty credit risk)	118,419	112,991	9,474
2	of which: standardized approach (SA)[2]	28,971	25,972	2,318
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	89,448	87,019	7,156
6	Counterparty credit risk[3]	36,793	34,282	2,943
7	of which: SA for counterparty credit risk (SA-CCR)[4]	5,183	5,415	415
8	of which: internal model method (IMM)	19,371	17,624	1,550
8a	of which: value-at-risk (VaR)	5,889	5,036	471
9	of which: other CCR	6,351	6,207	508
10	Credit valuation adjustment (CVA)	2,631	2,816	210
11	Equity positions under the simple risk weight approach[5]	3,960	3,658	317
12	Equity investments in funds – look-through approach[6]
13	Equity investments in funds – mandate-based approach[6]
14	Equity investments in funds – fall-back approach[6]
15	Settlement risk	384	375	31
16	Securitization exposures in banking book	703	709	56
17	of which securitization internal ratings-based approach (SEC-IRBA)
18	of which securitization external ratings-based approach (SEC-ERBA) including internal assessment approach (IAA)	696	701	56
19	of which securitization standardized approach (SEC-SA)	7	8	1
20	Market Risk	12,985	19,992	1,039
21	of which: standardized approach (SA)	643	452	51
22	of which: internal model approaches (IMM)	12,343	19,541	987
23	Capital charge for switch between trading book and banking book
24	Operational risk	80,345	77,558	6,428
25	Amounts below thresholds for deduction (250% risk weight)[7]	11,335	11,365	907
26	Floor adjustment[8]	0	0	0
27	Total	267,556	263,747	21,404

1 Calculated based on 8% of RWA.    2 Includes non-counterparty-related risk not subject to the threshold deduction treatment (31 March 2019: RWA USD 12,779 million; 31 December 2018: RWA USD 9,514 million). Non-counterparty-related risk (31 March 2019: RWA USD 8,747 million; 31 December 2018: RWA USD 8,782 million), which is subject to the threshold treatment, is reported in line 25 “Amounts below thresholds for deduction (250% risk weight).”    3 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. New regulation for the calculation of RWA for exposure to central counterparties will be implemented by 1 January 2020. The split between the subcomponents of counterparty credit risk refers to the calculation of the exposure measure.    4 Calculated in accordance with the current exposure method (CEM), until SA-CCR is implemented by 1 January 2020.    5 Includes investments in funds. Items subject to threshold deduction treatments that do not exceed their respective threshold are risk weighted at 250% (31 March 2019: RWA USD 2,588 million; 31 December 2018: RWA USD 2,583 million) and are separately included in line 25 “Amounts below thresholds for deduction (250% risk weight).”    6 New regulation for the calculation of RWA for investments in funds will be implemented by 1 January 2020.    7 Includes items subject to threshold deduction treatments that do not exceed their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, both of which are measured against their respective threshold.    8 No floor effect, as 80% of our Basel I RWA including the RWA equivalent of the Basel I capital deductions do not exceed our Basel III RWA including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

UBS Group AG consolidated

The “CR8: RWA flow statements of credit risk exposures under IRB” and “CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)” tables below provide a breakdown of the credit risk and counterparty credit risk (CCR) RWA movements in the first quarter of 2019 across BCBS-defined movement categories. These categories are described on page 45 of our 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit risk RWA development in the first quarter of 2019

Credit risk RWA under the advanced internal ratings-based
(A-IRB) approach increased by USD 2.4 billion to USD 89.4 billion as of 31 March 2019.

As presented in the “CR8: RWA flow statements of credit risk exposures under IRB” table below, RWA increased by USD 3.2 billion disclosed in “asset size,” primarily due to increases in traded loans and exposures in real estate financing within the Investment Bank’s Corporate Client Solutions business. The increase of USD 0.4 billion from model updates relates to the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages.

CR8: RWA flow statements of credit risk exposures under IRB
USD million		RWA
1	RWA as of 31.12.18	87,019
2	Asset size	3,212
3	Asset quality	(70)
4	Model updates	430
5	Methodology and policy	(102)
5a	of which: regulatory add-ons	0
6	Acquisitions and disposals	0
7	Foreign exchange movements	(667)
8	Other	(374)
9	RWA as of 31.3.19	89,448

Counterparty credit risk RWA development in the first quarter of 2019

CCR RWA under the internal model method (IMM) and value-at-risk (VaR) increased by USD 2.6 billion during the first quarter of 2019. Derivative exposures within the Investment Bank’s Foreign Exchange, Rates and Credit business and securities financing transactions in Corporate Center were the main drivers of the increase in asset size as presented in the table below. The increase from methodology and policy updates was predominantly driven by a regulatory add-on of USD 0.6 billion for certain portfolios awaiting the development of a formalized rating tool.

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		Derivatives	SFTs	Total
USD million		Subject to IMM	Subject to VaR
1	RWA as of 31.12.18	17,624	5,036	22,660
2	Asset size	1,147	900	2,047
3	Credit quality of counterparties	15	(189)	(174)
4	Model updates	0	0	0
5	Methodology and policy	621	150	771
5a	of which: regulatory add-ons	450	150	600
6	Acquisitions and disposals	0	0	0
7	Foreign exchange movements	(36)	(8)	(44)
8	Other	0	0	0
9	RWA as of 31.3.19	19,371	5,889	25,260

Market risk RWA development in the first quarter of 2019

The four main components that contribute to market risk RWA are Value-at-risk (VaR), stressed value-at-risk (SVaR), incremental risk charge (IRC) and comprehensive risk measure (CRM). VaR and SVaR components include the RWA charge for risks-not-in-VaR.

The “MR2: RWA flow statements of market risk exposures under an internal models approach” table below provides a breakdown of the market risk RWA movement in the first quarter of 2019 across these components, according to BCBS-defined movement categories. These categories are described on page 81 of our 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA decreased by USD 7.2 billion in the first quarter of 2019, driven by asset size and other movements resulting from lower average regulatory, stressed VaR and incremental risk charge (IRC) levels observed in the Investment Bank. This decrease was driven by the Equities business due to a reduction in market volatility as well as a decrease in client activity along with an overall reduction in credit exposure in the FRC business.

The VaR multiplier remained unchanged, at 3.0, compared with the fourth quarter of 2018.

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.18	5,085	12,149	2,299	7		19,541
1a	Regulatory adjustment	(2,167)	(8,470)	(1,059)	(7)		(11,702)
1b	RWA at previous quarter-end (end of day)	2,918	3,680	1,240	0		7,838
2	Movement in risk levels	(1,771)	(831)	(26)	0		(2,628)
3	Model updates / changes	(12)	41	0	0		29
4	Methodology and policy	0	0	0	0		0
5	Acquisitions and disposals	0	0	0	0		0
6	Foreign exchange movements	0	0	0	0		0
7	Other	(205)	(495)	0	0		(700)
8a	RWA at the end of the reporting period (end of day)	929	2,395	1,214	0		4,539
8b	Regulatory adjustment	2,298	5,506	0	0		7,804
8c	RWA as of 31.3.19	3,227	7,901	1,214	0		12,343
1 Components that describe movements in RWA are presented in italic.

UBS Group AG consolidated

Section 3  Going and gone concern requirements and eligible capital

The table below provides details on the Swiss SRB going and gone concern requirements as required by FINMA. More information on capital management is provided on pages 46–55 of our first quarter 2019 report, available under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern requirements and information[1]
As of 31.3.19	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
USD million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.99	26,730	3.20	29,152	10.31	27,586	3.50	31,885
of which: minimum capital	4.90	13,110	1.70	15,487	4.50	12,040	1.50	13,665
of which: buffer capital	4.78	12,789	1.50	13,665	5.50	14,716	2.00	18,220
of which: countercyclical buffer[2]	0.31	831			0.31	831
Maximum additional tier 1 capital	3.90	10,435	1.30	11,843	4.30	11,505	1.50	13,665
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.10	8,294	1.30	11,843	3.50	9,364	1.50	13,665
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,140			0.80	2,140
Total going concern capital	13.89	37,165	4.50	40,995	14.61[3]	39,091	5.00[3]	45,550
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate/reduction	9.74[4]	26,071	3.36[4]	30,609	10.74[5]	28,742	3.83[5]	34,865
Total gone concern loss-absorbing capacity	9.74	26,071	3.36	30,609	10.74	28,742	3.83	34,865
Total loss-absorbing capacity	23.63	63,236	7.86	71,604	25.35	67,834	8.83	80,415

Eligible loss-absorbing capacity
Common equity tier 1 capital	12.95	34,658	3.80	34,658	12.95	34,658	3.80	34,658
High-trigger loss-absorbing additional tier 1 capital[6,7]	7.77	20,790	2.28	20,790	5.52	14,778	1.62	14,778
of which: high-trigger loss-absorbing additional tier 1 capital	4.63	12,397	1.36	12,397	4.63	12,397	1.36	12,397
of which: low-trigger loss-absorbing additional tier 1 capital	0.89	2,381	0.26	2,381	0.89	2,381	0.26	2,381
of which: low-trigger loss-absorbing tier 2 capital	2.25	6,012	0.66	6,012
Total going concern capital	20.72	55,448	6.09	55,448	18.48	49,436	5.43	49,436
Gone concern loss-absorbing capacity	11.97	32,020	3.51	32,020	14.21	38,032	4.17	38,032
of which: TLAC-eligible senior unsecured debt	11.42	30,548	3.35	30,548	11.42	30,548	3.35	30,548
Total gone concern loss-absorbing capacity	11.97	32,020	3.51	32,020	14.21	38,032	4.17	38,032
Total loss-absorbing capacity	32.69	87,468	9.60	87,468	32.69	87,468	9.60	87,468

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		267,556				267,556
Leverage ratio denominator				910,993				910,993

1 This table includes a rebate equal to 40% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020 plus an additional reduction of 1.27% for the RWA requirement and 0.37% for the LRD requirement, respectively under Swiss SRB as of 1.1.20 rules, for the usage of low-trigger tier 2 capital instruments to fulfill gone concern requirements.    2 Going concern capital ratio requirements include countercyclical buffer requirements of 0.31%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD and applicable rebate of 1.86% for RWA and 0.64% for LRD.    5 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and applicable rebate/reduction of 3.56% for RWA and 1.17% for LRD.    6 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    7 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Explanation of the difference between the IFRS and regulatory scope of consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under International Financial Reporting Standards (IFRS) and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

The key difference between the IFRS and regulatory capital scope of consolidation as of 31 March 2019 relates to investments in insurance, real estate and commercial companies, as well as investment vehicles that are consolidated under IFRS, but not for regulatory capital purposes, where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. As of 31 March 2019, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are consolidated neither under IFRS nor under the regulatory scope. As of 31 March 2019, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, and stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

More information on the legal structure of the UBS Group and on the IFRS scope of consolidation is provided on pages 12–13 and 328–329, respectively, of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors.

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	31.3.19
USD million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Ltd	24,602	42	Life Insurance
A&Q Alpha Select Hedge Fund Limited	304	303[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Limited	249	243[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Master Limited	247	247[2]	Investment vehicle for multiple investors
UBS Life Insurance Company USA	164	43	Life insurance

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

UBS Group AG consolidated

Section 4  Leverage ratio

BCBS Basel III leverage ratio

The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions.

The “Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures, which are the starting point for calculating the BCBS LRD, as shown in the “LR2: BCBS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the “LR2: BCBS Basel III leverage ratio common disclosure” table on the next page.

As of 31 March 2019, our BCBS Basel III leverage ratio was 5.4% and the BCBS Basel III LRD was USD 911 billion.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss SRB and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD million	31.3.19	31.12.18
On-balance sheet exposures
IFRS total assets	956,580	958,351
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(25,074)	(22,277)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
Less carrying value of derivative financial instruments in IFRS total assets[1]	(136,335)	(149,821)
Less carrying value of securities financing transactions in IFRS total assets[2]	(124,070)	(123,154)
Adjustments to accounting values	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	671,101	663,099
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(13,588)	(13,831)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	657,514	649,268

1 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

LR2: BCBS Basel III leverage ratio common disclosure
USD million, except where indicated		31.3.19	31.12.18

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	671,101	663,099
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(13,588)	(13,831)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	657,514	649,268

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	40,032	43,007
5	Add-on amounts for PFE associated with all derivatives transactions	86,524	85,503
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(13,012)	(13,717)
8	(Exempted CCP leg of client-cleared trade exposures)	(20,126)	(21,556)
9	Adjusted effective notional amount of all written credit derivatives[1]	74,842	76,901
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[2]	(73,213)	(74,771)
11	Total derivative exposures	95,046	95,366

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	213,202	213,710
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(89,132)	(90,555)
14	CCR exposure for SFT assets	8,075	7,774
15	Agent transaction exposures	0	0
16	Total securities financing transaction exposures	132,145	130,928

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	78,673	88,075
18	(Adjustments for conversion to credit equivalent amounts)	(52,385)	(59,039)
19	Total off-balance sheet items	26,287	29,035
	Total exposures (leverage ratio denominator)	910,993	904,598

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	49,436	46,279
21	Total exposures (leverage ratio denominator)	910,993	904,598
	Leverage ratio
22	Basel III leverage ratio (%)	5.4	5.1

1 Includes protection sold, including agency transactions.    2 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

UBS Group AG consolidated

LRD increased by USD 6 billion during the first quarter of 2019, mainly driven by an increase in on-balance sheet exposures (excluding derivatives exposures and securities financing transactions (SFTs)) due to a USD 3.5 billion increase from the adoption of IFRS 16, Leases, and USD 8 billion of asset size and other increases, partly offset by a decrease of USD 4 billion due to currency effects.

LR1: BCBS Basel III leverage ratio summary comparison
USD million		31.3.19	31.12.18
1	Total consolidated assets as per published financial statements	956,580	958,351
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(38,661)	(36,108)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
4	Adjustments for derivative financial instruments	(41,289)	(54,454)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	8,075	7,774
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	26,287	29,035
7	Other adjustments	0	0
8	Leverage ratio exposure (leverage ratio denominator)	910,993	904,598
1 This item includes assets that are deducted from tier 1 capital.

BCBS Basel III leverage ratio
USD million, except where indicated
	31.3.19	31.12.18	30.9.18	30.6.18	31.3.18
Total tier 1 capital	49,436	46,279	45,972	45,353	46,180
BCBS total exposures (leverage ratio denominator)	910,993	904,598	915,066	910,383	925,651
BCBS Basel III leverage ratio (%)	5.4	5.1	5.0	5.0	5.0

Section 5  Liquidity coverage ratio

LIQ1 – Liquidity risk management

We monitor the LCR in all significant currencies in order to manage any currency mismatch between HQLA and the net expected cash outflows in times of stress.

LIQ1 – Liquidity risk management
Pillar 3 disclosure requirement	Quarterly Rerport	Disclosure		First quarter 2019 report

Concentration of funding sources	Treasury management	–	Funding by product and currency	45

High-quality liquid assets

High-quality liquid assets (HQLA) must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, an active and sizeable market, and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps.

High-quality liquid assets
	Average 1Q19[1]			Average 4Q18[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	115	0	115	96	0	96
Securities (on- and off-balance sheet)	58	13	71	65	12	78
Total high-quality liquid assets[4]	173	13	186	161	12	173

1 Calculated based on an average of 63 data points in the first quarter of 2019 and 64 data points in the fourth quarter of 2018.    2 Calculated after the application of haircuts.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

UBS Group AG consolidated

Liquidity coverage ratio

In the first quarter of 2019, the UBS Group liquidity coverage ratio (LCR) increased by 17 percentage points to 153%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA). The LCR increase was primarily driven by additional HQLA relating to higher average cash balances, reflecting higher deposit volumes and reduced funding consumption by the business divisions, as well as lower net cash outflows, mainly from secured financing transactions, driven by additional inflows from excess cash investments and lower outflows from client activity.

Liquidity coverage ratio
		Average 1Q19[1]		Average 4Q18[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	188	186	176	173

Cash outflows
2	Retail deposits and deposits from small business customers	238	27	234	26
3	of which: stable deposits	34	1	35	1
4	of which: less stable deposits	204	26	199	25
5	Unsecured wholesale funding	183	103	182	102
6	of which: operational deposits (all counterparties)	42	10	42	10
7	of which: non-operational deposits (all counterparties)	130	82	129	80
8	of which: unsecured debt	11	11	12	12
9	Secured wholesale funding		73		76
10	Additional requirements:	72	24	76	24
11	of which: outflows related to derivatives and other transactions	38	16	40	16
12	of which: outflows related to loss of funding on debt products[3]	0	0	1	1
13	of which: committed credit and liquidity facilities	33	7	35	7
14	Other contractual funding obligations	14	13	14	12
15	Other contingent funding obligations	251	6	247	5
16	Total cash outflows		246		246

Cash inflows
17	Secured lending	296	84	295	79
18	Inflows from fully performing exposures	66	29	66	29
19	Other cash inflows	11	11	10	10
20	Total cash inflows	374	124	370	119

			Average 1Q19[1]		Average 4Q18[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		186		173
22	Net cash outflows		122		127
23	Liquidity coverage ratio (%)		153		136

1 Calculated based on an average of 63 data points in the first quarter of 2019 and 64 data points in the fourth quarter of 2018.    2 Calculated after the application of inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

UBS AG consolidated

UBS AG consolidated

Section 1 Key metrics

Information on the Swiss SRB capital framework and on the Swiss SRB going and gone concern requirements is provided in the UBS Group AG and UBS AG Annual Report 2018 which is available under “Annual reporting” at www.ubs.com/investors. UBS AG consolidated capital and other regulatory information is provided in the UBS AG first quarter 2019 financial report, which will be available as of 30 April 2019 under “Quarterly reporting” at www.ubs.com/investors.

The table below is based on BCBS Basel III phase-in rules. During the first quarter of 2019, common equity tier 1 (CET1) increased by USD 0.3 billion to USD 34.9 billion, primarily as a result of operating profit before tax, partly offset by accruals for capital returns to shareholders. Risk-weighted assets (RWA) increased by USD 3.7 billion to USD 266.6 billion, driven by increases of USD 4.8 billion in credit and counterparty credit risk, USD 3.1 billion in non-counterparty risk and USD 2.8 billion in operational risk, partly offset by a decrease in market risk RWA of USD 7.0 billion. Leverage ratio exposure increased by USD 7 billion to USD 911 billion, mainly driven by on-balance sheet exposures (excluding derivative exposures and securities financing transactions).

KM1: Key metrics
USD million, except where indicated
		31.3.19	31.12.18	30.9.18	30.6.18	31.3.18
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	34,933	34,608	35,046	33,983	35,060
1a	Fully loaded ECL accounting model	34,897	34,572	35,046	33,983	35,060
2	Tier 1	47,748	44,791	44,576	43,562	44,763
2a	Fully loaded ECL accounting model Tier 1	47,712	44,755	44,576	43,562	44,763
3	Total capital	54,460	51,494	51,241	50,659	52,061
3a	Fully loaded ECL accounting model total capital	54,424	51,458	51,241	50,659	52,061
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	266,581	262,840	256,206	253,872	266,202
4a	Total risk-weighted assets (pre-floor)	266,581	262,840	256,206	253,872	266,202
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	13.10	13.17	13.68	13.39	13.17
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	13.09	13.15	13.68	13.39	13.17
6	Tier 1 ratio (%)	17.91	17.04	17.40	17.16	16.82
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	17.90	17.03	17.40	17.16	16.82
7	Total capital ratio (%)	20.43	19.59	20.00	19.95	19.56
7a	Fully loaded ECL accounting model total capital ratio (%)	20.42	19.58	20.00	19.95	19.56
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	1.88	1.88	1.88	1.88
9	Countercyclical buffer requirement (%)	0.10	0.08	0.05	0.06	0.03
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.21	0.21	0.21	0.20	0.19
10	Bank G-SIB and/or D-SIB additional requirements (%)[2]
11	Total of bank CET1 specific buffer requirements (%)	2.60	1.95	1.93	1.93	1.90
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	8.60	8.67	9.18	8.89	8.67
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	911,410	904,458	915,977	911,451	926,917
14	Basel III leverage ratio (%)[1]	5.24	4.95	4.87	4.78	4.83
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.23	4.95	4.87	4.78	4.83

1 Based on BCBS Basel III phase-in rules.    2 Swiss SRB going concern requirements and information for UBS AG consolidated is provided in the “Capital management” section of UBS AG first quarter 2019 report available under “Quarterly reporting” at www.ubs.com/investors.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the first quarter of 2019

The table below is based on BCBS Basel III phase-in rules. During the first quarter of 2019, common equity tier 1 (CET1) capital remained stable. RWA increased by USD 7.8 billion to USD 300.7 billion, mainly resulting from the gradual increase of risk weights for Swiss and foreign-domiciled subsidiaries according to FINMA decree. Leverage ratio exposure increased by USD 16 billion to USD 617 billion, mainly due to an increase in on-balance sheet exposures (excluding derivative exposures and securities financing transactions).

KM1: Key metrics
USD million, except where indicated
		31.3.19	31.12.18	30.9.18	30.6.18	31.3.18
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	49,024	49,411	49,810	49,583	49,833
1a	Fully loaded ECL accounting model	49,021	49,411	49,810	49,583	49,833
2	Tier 1	61,839	59,595	59,341	59,161	59,537
2a	Fully loaded ECL accounting model Tier 1	61,836	59,595	59,341	59,161	59,537
3	Total capital	68,542	66,295	66,005	66,258	68,329
3a	Fully loaded ECL accounting model total capital	68,539	66,295	66,005	66,258	68,329
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	300,734	292,888	288,045	286,457	302,296
4a	Total risk-weighted assets (pre-floor)	300,734	292,888	288,045	286,457	302,296
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	16.30	16.87	17.29	17.31	16.48
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	16.30	16.87	17.29	17.31	16.48
6	Tier 1 ratio (%)	20.56	20.35	20.60	20.65	19.69
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	20.56	20.35	20.60	20.65	19.69
7	Total capital ratio (%)	22.79	22.63	22.91	23.13	22.60
7a	Fully loaded ECL accounting model total capital ratio (%)	22.79	22.63	22.91	23.13	22.60
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	1.88	1.88	1.88	1.88
9	Countercyclical buffer requirement (%)	0.09	0.07	0.05	0.08	0.04
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and/or D-SIB additional requirements (%)[2]
11	Total of bank CET1 specific buffer requirements (%)	2.59	1.95	1.92	1.96	1.91
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	11.80	12.37	12.79	12.81	11.98
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	617,329	601,013	619,741	620,074	620,353
14	Basel III leverage ratio (%)[1]	10.02	9.92	9.58	9.54	9.60
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.02	9.92	9.58	9.54	9.60
Liquidity coverage ratio
15	Total HQLA	86,690	76,456	81,214	83,473	89,631
16	Total net cash outflow	51,434	55,032	59,450	60,786	70,367
17	LCR ratio (%)	169	139	137	137	127
1 Based on BCBS Basel III phase-in rules. 2 Swiss SRB going concern requirements and information for UBS AG standalone is provided in the following pages in this section.

Swiss SRB going concern requirements and information

Under Swiss systemically relevant bank (SRB) regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

More information is provided in “Section 2 UBS AG standalone”  of the 31 December 2018 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures”  at www.ubs.com/investors.

Swiss SRB going concern requirements and information
As of 31.3.19	Swiss SRB, including transitional arrangements				Swiss SRB after transition
USD million, except where indicated	RWA		LRD		RWA		LRD

Required going concern capital	in %[1]		in %[1]		in %		in %
Common equity tier 1 capital	10.09	30,336	3.50	21,607	10.09	38,598	3.50	21,607
of which: minimum capital	4.50	13,533	1.50	9,260	4.50	17,219	1.50	9,260
of which: buffer capital	5.50	16,540	2.00	12,347	5.50	21,045	2.00	12,347
of which: countercyclical buffer[2]	0.09	263			0.09	335
Maximum additional tier 1 capital	4.30	12,932	1.50	9,260	4.30	16,453	1.50	9,260
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.50	10,526	1.50	9,260	3.50	13,392	1.50	9,260
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,406			0.80	3,061
Total going concern capital	14.39[3]	43,268	5.00[3]	30,866	14.39[3]	55,051	5.00[3]	30,866

Eligible going concern capital
Common equity tier 1 capital	16.30	49,024	7.94	49,024	12.81	49,024	7.94	49,024
High-trigger loss-absorbing additional tier 1 capital[4]	5.47	16,447	2.66	16,447	2.73	10,435	1.69	10,435
of which: high-trigger loss-absorbing additional tier 1 capital	3.47	10,435	1.69	10,435	2.73	10,435	1.69	10,435
of which: low-trigger loss-absorbing tier 2 capital	2.00	6,012	0.97	6,012
Total going concern capital	21.77	65,472	10.61	65,472	15.54	59,460	9.63	59,460

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		300,734				382,634
Leverage ratio denominator				617,329				617,329

1 By FINMA decree, requirements exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 13.58% plus the effect of countercyclical buffer (CCB) requirements of 0.09%, of which 9.68% plus the effect of CCB requirements of 0.09% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 4.5%, of which 3.2% must be satisfied with CET1 capital.    2 Going concern capital ratio requirements as of 31 March 2019 include CCB requirements of 0.09%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

Significant regulated subsidiaries and sub-groups

Swiss SRB going concern information
	Swiss SRB, including transitional arrangements		Swiss SRB after transition
USD million, except where indicated	31.3.19	31.12.18[1]	31.3.19	31.12.18

Going concern capital
Common equity tier 1 capital	49,024	49,411	49,024	49,411
High-trigger loss-absorbing additional tier 1 capital	10,435	7,805	10,435	7,805
Total loss-absorbing additional tier 1 capital	10,435	7,805	10,435	7,805
Total tier 1 capital	59,460	57,217	59,460	57,217
Low-trigger loss-absorbing tier 2 capital[1]	6,012	6,008
Total tier 2 capital	6,012	6,008
Total going concern capital	65,472	63,225	59,460	57,217

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	300,734	292,888	382,634	383,578
of which: direct and indirect investments in Swiss-domiciled subsidiaries[2]	32,558	31,711	39,705	39,639
of which: direct and indirect investments in foreign-domiciled subsidiaries[2]	91,366	82,762	166,119	165,525
Leverage ratio denominator	617,329	601,013	617,329	601,013
				#NAME?
Capital ratios (%)
Total going concern capital ratio	21.8	21.6	15.5	14.9
of which: CET1 capital ratio	16.3	16.9	12.8	12.9

Leverage ratios (%)
Total going concern leverage ratio	10.6	10.5	9.6	9.5
of which: CET1 leverage ratio	7.9	8.2	7.9	8.2

1 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    2 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (31 March 2019: USD 15,882 million; 31 December 2018: USD 15,856 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 March 2019: USD 41,530 million; 31 December 2018: USD 41,381 million), is risk weighted at 205% and 220% respectively as of 31 March 2019 whereas both were risk weighted at 200% until 31 December 2018. Risk weights will gradually increase by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.

Leverage ratio information

Swiss SRB leverage ratio denominator
USD billion	31.3.19	31.12.18

Leverage ratio denominator
Swiss GAAP total assets	498.4	480.0
Difference between Swiss GAAP and IFRS total assets	110.8	118.6
Less: derivative exposures and SFTs[1]	(225.4)	(236.7)
On-balance sheet exposures (excluding derivative exposures and SFTs)	383.8	361.9
Derivative exposures	98.8	99.3
Securities financing transactions	111.1	114.2
Off-balance sheet items	24.2	26.1
Items deducted from Swiss SRB tier 1 capital	(0.5)	(0.5)
Total exposures (leverage ratio denominator)	617.3	601.0

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
USD million, except where indicated	31.03.19	31.12.18	30.9.18	30.6.18
Total tier 1 capital	61,839	59,595	59,341	59,161
Total exposures (leverage ratio denominator)	617,329	601,013	619,741	620,074
BCBS Basel III leverage ratio (%)	10.0	9.9	9.6	9.5

Liquidity coverage ratio

UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 1Q19[2]	Average 4Q18[2]
High-quality liquid assets	87	76
Total net cash outflows	51	55
of which: cash outflows	171	169
of which: cash inflows	119	114
Liquidity coverage ratio (%)	169	139

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 63 data points in the first quarter of 2019 and 64 data points in the fourth quarter of 2018.

Significant regulated subsidiaries and sub-groups

Section 3  UBS Switzerland AG standalone

Key metrics of the first quarter of 2019

The table below is based on BCBS Basel III phase-in rules. During the first quarter of 2019, CET1 capital increased by CHF 0.2 billion to CHF 10.5 billion, primarily driven by the recognition of IFRS 9 expected credit losses on third-party exposures effective from 1 January 2019. RWA remained stable, but leverage ratio exposure increased by CHF 4 billion to CHF 311 billion due to an increase in receivables from securities financing transactions.

KM1: Key metrics
CHF million, except where indicated
		31.3.19	31.12.18	30.9.18	30.6.18	31.3.18
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	10,463	10,225	10,165	10,072	10,118
1a	Fully loaded ECL accounting model	10,457	10,225	10,165	10,072	10,118
2	Tier 1	14,712	14,468	13,165	13,072	13,118
2a	Fully loaded ECL accounting model Tier 1	14,706	14,468	13,165	13,072	13,118
3	Total capital	14,712	14,468	13,165	13,072	13,118
3a	Fully loaded ECL accounting model total capital	14,706	14,468	13,165	13,072	13,118
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	96,067	95,646	95,541	94,887	94,311
4a	Total risk-weighted assets (pre-floor)	90,068	91,457	88,299	88,357	83,890
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	10.89	10.69	10.64	10.61	10.73
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	10.89	10.69	10.64	10.61	10.73
6	Tier 1 ratio (%)	15.31	15.13	13.78	13.78	13.91
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	15.31	15.13	13.78	13.78	13.91
7	Total capital ratio (%)	15.31	15.13	13.78	13.78	13.91
7a	Fully loaded ECL accounting model total capital ratio (%)	15.31	15.13	13.78	13.78	13.91
Additional CET1 buffer requirements as a percentage of RWA[2]
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	1.88	1.88	1.88	1.88
9	Countercyclical buffer requirement (%)	0.01	0.01	0.00	0.00	0.00
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.58	0.56	0.56	0.54	0.52
10	Bank G-SIB and/or D-SIB additional requirements (%)[3]
11	Total of bank CET1 specific buffer requirements (%)	2.51	1.88	1.88	1.88	1.88
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	6.39	6.19	6.14	6.11	6.23
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	310,545	306,487	303,257	304,046	301,968
14	Basel III leverage ratio (%) [1]	4.74	4.72	4.34	4.30	4.34
14a	Fully loaded ECL accounting model Basel III leverage ratio (%) [1]	4.74	4.72	4.34	4.30	4.34
Liquidity coverage ratio
15	Total HQLA	71,392	67,427	66,174	68,620	69,024
16	Total net cash outflow	51,945	52,846	53,130	53,731	54,782
17	LCR ratio (%)	137	128	125	128	126

1 Based on BCBS Basel III phase-in rules.    2 As Annex 8 of Swiss Capital Adequacy Ordinance (CAO) does not apply to the systemically relevant banks, UBS can abstain from disclosing the information required in lines 12a-12e. In the event of a waiver, UBS nevertheless provides information about the Swiss sector-specific countercyclical buffer in row 9a pursuant to Art. 44 CAO.    3 Swiss SRB going concern requirements and information for UBS Switzerland AG is provided on the next page.

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 March 2019, the transitional going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 14.17% and 4.5%, respectively. The gone concern requirements under transitional arrangements were 9.74% for the RWA-based requirement and 3.36% for the LRD-based requirement.

Swiss SRB going and gone concern requirements and information[1]
As of 31.3.19	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %[2]		in %		in %		in %
Common equity tier 1 capital	10.27	9,865	3.20	9,937	10.59	10,173	3.50	10,869
of which: minimum capital	4.90	4,707	1.70	5,279	4.50	4,323	1.50	4,658
of which: buffer capital	4.78	4,592	1.50	4,658	5.50	5,284	2.00	6,211
of which: countercyclical buffer[3]	0.59	566			0.59	566
Maximum additional tier 1 capital	3.90	3,747	1.30	4,037	4.30	4,131	1.50	4,658
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.10	2,978	1.30	4,037	3.50	3,362	1.50	4,658
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	769			0.80	769
Total going concern capital	14.17	13,612	4.50	13,975	14.89[4]	14,304	5.00[4]	15,527
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	9.74[5]	9,361	3.36[5]	10,434	12.01[6]	11,540	4.20[6]	13,043
Total gone concern loss-absorbing capacity	9.74	9,361	3.36	10,434	12.01	11,540	4.20	13,043
Total loss-absorbing capacity	23.91	22,972	7.86	24,409	26.90	25,843	9.20	28,570

Eligible loss-absorbing capacity
Common equity tier 1 capital	10.89	10,463	3.37	10,463	10.89	10,463	3.37	10,463
High-trigger loss-absorbing additional tier 1 capital	4.42	4,248	1.37	4,248	4.42	4,248	1.37	4,248
of which: high-trigger loss-absorbing additional tier 1 capital	4.42	4,248	1.37	4,248	4.42	4,248	1.37	4,248
Total going concern capital	15.31	14,712	4.74	14,712	15.31	14,712	4.74	14,712
Gone concern loss-absorbing capacity	11.39	10,945	3.52	10,945	11.39	10,945	3.52	10,945
of which: TLAC-eligible debt	11.39	10,945	3.52	10,945	11.39	10,945	3.52	10,945
Total gone concern loss-absorbing capacity	11.39	10,945	3.52	10,945	11.39	10,945	3.52	10,945
Total loss-absorbing capacity	26.71	25,657	8.26	25,657	26.71	25,657	8.26	25,657

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		96,067				96,067
Leverage ratio denominator				310,545				310,545

1 This table includes a rebate equal to 40% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. Refer to the “Capital management” section of our Annual Report 2018 for more information.    2 The total loss-absorbing capacity ratio requirement of 23.91% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.59%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB requirements based on the transitional rules.    3 Going concern capital ratio requirements include CCB requirements of 0.59%.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD and a rebate of 1.86% for RWA and 0.64% for LRD.    6 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2.29% for RWA and 0.8% for LRD.

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
CHF million, except where indicated	31.3.19	31.12.18	31.3.19	31.12.18

Going concern capital
Common equity tier 1 capital	10,463	10,225	10,463	10,225
High-trigger loss-absorbing additional tier 1 capital	4,248	4,243	4,248	4,243
Total tier 1 capital	14,712	14,468	14,712	14,468
Total going concern capital	14,712	14,468	14,712	14,468

Gone concern loss-absorbing capacity
TLAC-eligible debt	10,945	10,932	10,945	10,932
Total gone concern loss-absorbing capacity	10,945	10,932	10,945	10,932

Total loss-absorbing capacity
Total loss-absorbing capacity	25,657	25,400	25,657	25,400

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	96,067	95,646	96,067	95,646
Leverage ratio denominator	310,545	306,487	310,545	306,487

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	15.3	15.1	15.3	15.1
of which: common equity tier 1 capital ratio	10.9	10.7	10.9	10.7
Gone concern loss-absorbing capacity ratio	11.4	11.4	11.4	11.4
Total loss-absorbing capacity ratio	26.7	26.6	26.7	26.6

Leverage ratios (%)
Going concern leverage ratio	4.7	4.7	4.7	4.7
of which: common equity tier 1 leverage ratio	3.4	3.3	3.4	3.3
Gone concern leverage ratio	3.5	3.6	3.5	3.6
Total loss-absorbing capacity leverage ratio	8.3	8.3	8.3	8.3

Leverage ratio information

Swiss SRB leverage ratio denominator

CHF billion	31.3.19	31.12.18

Leverage ratio denominator
Swiss GAAP total assets	295.8	293.0
Difference between Swiss GAAP and IFRS total assets	2.8	1.8
Less: derivative exposures and SFTs[1]	(36.6)	(32.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	262.1	262.3
Derivative exposures	4.1	3.7
Securities financing transactions	32.4	28.5
Off-balance sheet items	12.2	12.4
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.5)
Total exposures (leverage ratio denominator)	310.5	306.5

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio
CHF million, except where indicated	31.03.19	31.12.18	30.9.18	30.6.18
Total tier 1 capital	14,712	14,468	13,165	13,072
Total exposures (leverage ratio denominator)	310,545	306,487	303,257	304,046
BCBS Basel III leverage ratio (%)	4.7	4.7	4.3	4.3

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 1Q19[2]	Average 4Q18[2]
High-quality liquid assets	71	67
Total net cash outflows	52	53
of which: cash outflows	86	86
of which: cash inflows	34	34
Liquidity coverage ratio (%)	137	128

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 63 data points in the first quarter of 2019 and 64 data points in the fourth quarter of 2018.

Significant regulated subsidiaries and sub-groups

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	n/a	n/a	n/a	n/a	n/a	n/a
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a	n/a	n/a	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo/group/group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[4]	Loan[4]	Loan[4]	Loan	Loan
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend/coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly	3-month CHF Libor + 489 bps per annum quarterly	3-month USD Libor + 547 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If writedown, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of writeup mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned).

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (article 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB phase-in (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

Significant regulated subsidiaries and sub-groups

Section 4  UBS Europe SE consolidated

The previously announced combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE became legally effective on 1 March 2019 and has been operationally implemented. Following the merger, UBS Europe SE is subject to direct supervision by the European Central Bank. UBS Europe SE is now considered a significant regulated subsidiary of UBS Group AG by FINMA. Consequently, we provide these key metrics.

The table below includes the required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Europe SE consolidated based on the Pillar 1 capital requirements. Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2,3]
EUR million, except where indicated
		31.3.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,568
2	Tier 1	3,858
3	Total capital	3,858
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	14,432
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	24.7
6	Tier 1 ratio (%)	26.7
7	Total capital ratio (%)	26.7
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5
9	Countercyclical buffer requirement (%)	0.2
10	Bank G-SIB and/or D-SIB additional requirements (%)
11	Total of bank CET1 specific buffer requirements (%)	2.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)	17.5
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	51,060
14	Basel III leverage ratio (%)[4]	7.6
Liquidity coverage ratio[5]
15	Total HQLA	14,770
16	Total net cash outflow	6,895
17	LCR ratio (%)	214

1 Based on applicable EU Basel III rules.    2 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE has become a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different. Comparatives for December 2018 have not been provided in the table because data produced on the same basis is not available. For more information on the cross-border merger of UBS Limited into UBS Europe SE, refer to the “Recent developments” section of the UBS Group first quarter 2019 report.    3 There is no local disclosure requirement for the net stable funding ratio as at 31 March 2019.    4 On the basis of tier 1 capital.    5 March month-end reporting date values rather than an average calculation are disclosed as the size, scope and business model of UBS Europe SE have significantly changed as a result of the cross-border merger with UBS Limited.

Section 5  UBS Americas Holding LLC consolidated

The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Americas Holding LLC consolidated based on the Pillar 1 capital requirements (i.e., US Basel III standardized rules).

During the first quarter of 2019, common equity tier 1 (CET1) increased by USD 0.3 billion to USD 12.0 billion, mainly as a result of an operating profit before tax of USD 0.3 billion. Risk-weighted assets (RWA) increased by USD 1.3 billion to USD 55.3 billion, mainly driven by an increase from the adoption of ASC 842, Leases, in the first quarter of 2019. Leverage ratio exposure, calculated on an average basis, increased by USD 2 billion to USD 125 billion. The increase was mainly due to a USD 2 billion increase in deferred tax assets (DTAs), resulting from a change in DTA recognition methodology in the fourth quarter of 2018, and a USD 1 billion increase from the adoption of ASC 842, Leases. These increases were partly offset by decreases in other asset classes.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

KM1: Key metrics[1,2]
USD million, except where indicated
		31.03.19	31.12.18[3]	30.9.18[4]	30.6.18[4]	31.3.18[4]
Available capital (amounts)
1	Common equity tier 1 (CET1)	12,028	11,746	11,068	10,693	10,188
2	Tier 1	14,170	13,887	13,209	12,834	12,329
3	Total capital	14,882	14,601	13,925	13,555	13,048
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	55,313	54,063	54,488	52,991	52,541
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	21.7	21.7	20.3	20.2	19.4
6	Tier 1 ratio (%)	25.6	25.7	24.2	24.2	23.5
7	Total capital ratio (%)	26.9	27.0	25.6	25.6	24.8
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	1.9	1.9	1.9	1.9
9	Countercyclical buffer requirement (%)[5]
10	Bank G-SIB and / or D-SIB additional requirements (%)[6]
11	Total of bank CET1 specific buffer requirements (%)	2.5	1.9	1.9	1.9	1.9
12	CET1 available after meeting the bank’s minimum capital requirements (%)[7]	14.7	15.3	13.9	13.8	13.0
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	124,981	122,829	124,982	129,375	132,764
14	Basel III leverage ratio (%)[8]	11.3	11.3	10.6	9.9	9.3

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC as of 31 March 2019.    3 Figures as of or for the quarter ended 31 December 2018 have been adjusted for consistency with the full-year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group AG Annual Report 2018 and the 31 December 2018 Pillar 3 report on 15 March 2019.    4 Figures as of 30 September 2018, 30 June 2018 and 31 March 2018  have been adjusted for consistency with the local regulatory reporting of the entity.    5 Not applicable as the countercyclical buffer requirement applies only to banking organizations subject to the advanced approaches capital rules.    6 Not applicable as requirements have not been proposed.    7 Capital surplus measures excess to minimum regulatory requirements. As such, it overstates actual excess capital capacity as it is not measured against additional capital that local regulators expect is positioned within UBS Americas Holding LLC in order to resource stressed risk loss exposures arising from the activities that UBS conducts in UBS Americas Holding LLC.    8 On the basis of tier 1 capital.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CSO                Client Strategy Office

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss(es)

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

Abbreviations frequently used in our financial reports (continued)

FRA                 forward rate agreement

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rates

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding companies

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 Role-based allowances

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Appendix

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDGs               Sustainable Development Goals

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFTs                 securities financing transactions

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s first quarter 2019 report and its Annual Report 2018, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

Date:  April 25, 2019